Exhibit 99.5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Results Announcement for the year ended December 31, 2019

(Summary of the 2019 Annual Report)

1 Important Notice

1.1 This Results Announcement is a summary of the full version of the 2019 Annual Report. To get a full understanding of the operating results, financial position and future development plans of PetroChina Company Limited (the “Company”), investors should read the full version of the 2019 Annual Report carefully. The full version of the 2019 Annual Report is published on the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), “HKExnews” of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkexnews.hk) and the Company (website: http://www.petrochina.com.cn).

1.2 The Board of Directors (the “Board” or “Board of Directors”) of the Company, the Supervisory Committee and the Directors, Supervisors and senior management of the Company warrant the truthfulness, accuracy and completeness of the information contained in the annual report and that there are no material omissions from, or misrepresentation or misleading statements contained in the annual report, and jointly and severally accept full responsibility thereof.

1.3 Except that independent non-executive directors Mr. Lin Boqiang, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry were absent from the third meeting of the Board in 2020 due to the impact of COVID-19, other Directors have attended the third meeting of the Board in 2020.

1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2019, which have been prepared in accordance with CAS and IFRS, have been audited by KPMG Huazhen LLP and KPMG, respectively. Both firms have issued unqualified opinions on the financial statements.

1.5 Corporate Information

The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of China National Petroleum Corporation (its Chinese name 中國石油天然氣集團公司 having been changed into 中國石油天然氣集團有限公司, abbreviated as “CNPC” before and after the change of name ). The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, the Hong Kong Stock Exchange and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007, respectively.

Stock name	PetroChina	PetroChina	PetroChina
Stock code	857	PTR	601857
Place of listing	Hong Kong Stock Exchange	The New York Stock Exchange, Inc.	Shanghai Stock Exchange

Contact persons and means of communication	Secretary to the Board of Directors	Representative on Securities Matters	Chief Representative of the Hong Kong Representative Office
Name	Wu Enlai	Liang Gang	Wei Fang
Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong
Postal code	100007
Telephone	86 (10) 5998 6270	86 (10) 5998 6959	(852) 2899 2010
Facsimile	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390
Email address	sunbo05@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

1.6 In overall view of the operating results, financial position and cash flow of the Company, to procure better return for the shareholders, the third meeting of the Board in 2020 recommends a final cash dividend of RMB0.06601 yuan (inclusive of applicable tax) per share for 2019 to all shareholders, based on the total share capital of the Company as at December 31, 2019, namely 183,020,977,818 shares. The cash dividend consists of a dividend of RMB0.04243 yuan per share (based on 45% of the net profit attributable to owners of the Company for the second half of 2019 under IFRS) together with an additional final special dividend of RMB0.02358 yuan per share. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2019 annual general meeting to be held on June 11, 2020.

2 Key Financial Data and Changes in Shareholders

2.1 Key Financial Data Prepared under IFRS

Unit: RMB million

Items	For the year 2019	For the year 2018	Changes from the preceding year to this year (%)	For the year 2017
Revenue	2,516,810	2,374,934	6.0	2,032,298
Profit attributable to owners of the Company	45,682	53,036	(13.9)	23,537
Net cash flows from operating activities	359,610	353,256	1.8	368,729
Basic earnings per share (RMB)	0.25	0.29	(13.9)	0.13
Diluted earnings per share (RMB)	0.25	0.29	(13.9)	0.13
Return on net assets (%)	3.7	4.4	(0.7 percentage point )	2.0

Items	As at the end of 2019	As at the end of 2018	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2017
Total assets	2,732,910	2,440,877	12.0	2,413,499
Equity attributable to owners of the Company	1,230,156	1,213,783	1.3	1,192,572

Note:

The comparative data regard the financial reports of Dalian West Pacific Petrochemical Co., Ltd. (“Dalian West Pacific”) as included in the consolidated scope from the beginning of the reporting year. In addition, the Group has applied IFRS 16 (the “new lease standards”) for the first time on January 1, 2019, using a modified retrospective approach. Based on the transition options chosen, comparative information is not restated.

2.2 Key Financial Data Prepared under CAS

Unit: RMB million

Items	For the year 2019	For the year 2018	Changes from the preceding year to this year (%)	For the year 2017
Operating income	2,516,810	2,374,934	6.0	2,032,298
Operating profit	115,520	136,382	(15.3)	60,389
Net profit attributable to equity holders of the Company	45,677	53,030	(13.9)	23,532
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	53,485	66,645	(19.7)	27,529
Net cash flows from operating activities	359,610	353,256	1.8	368,729
Weighted average returns on net assets (%)	3.7	4.4	(0.7 percentage point )	2.0
Total share capital at the end of the period (hundred million share)	1,830.21	1,830.21	—	1,830.21
Basic earnings per share (RMB)	0.25	0.29	(13.9)	0.13
Diluted earnings per share (RMB)	0.25	0.29	(13.9)	0.13

Items	As at the end of 2019	As at the end of 2018	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2017
Total assets	2,733,190	2,441,169	12.0	2,413,797
Equity attributable to equity holders of the Company	1,230,428	1,214,067	1.3	1,192,862

Items	First Quarter 2019	Second Quarter 2019	Third Quarter 2019	Fourth Quarter 2019
Operating income	594,815	601,444	618,143	702,408
Net profit attributable to equity holders of the Company	10,245	18,175	8,862	8,395
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	13,735	16,651	10,272	12,827
Net cash flows from operating activities	61,765	72,660	104,971	120,214

2.3 Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2019 was 618,149, consisting of 611,719 holders of A shares and 6,430 registered holders of H shares (including 156 holders of the ADSs). The minimum public float requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Stock Listing Rules of the Shanghai Stock Exchange (the “SSE Listing Rules”) are satisfied.

Number of shareholders as at the end of 2019	618,149	Number of shareholders as at the end of one month preceding publication of this announcement (i.e. as at February 29, 2020)	647,910

Shareholdings of the top ten shareholders as at the end of 2019

Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned legal person	80.25	146,882,339,136	(1)	0	0
HKSCC Nominees Limited (2)	Overseas legal person	11.42	20,896,272,289	(3)	0	0
CNPC—CSC—17 CNPC E2 Pledge and Trust Special Account	State-owned legal person	2.09	3,819,987,625		0	3,819,987,625
CNPC—CSC—17 CNPC EB Pledge and Trust Special Account	State-owned legal person	1.12	2,051,488,603		0	2,051,488,603
China Securities Finance Corporation Limited	State-owned legal person	0.62	1,139,138,704		0	0
Beijing Chengtong Financial Holding Investment Co., Ltd.	State-owned legal person	0.47	866,700,404		0	0
Guoxin Investment Co., Ltd.	State-owned legal person	0.44	797,794,036		0	0
China Baowu Steel Group Corporation Limited	State-owned legal person	0.34	624,000,000		0	0
China Metallurgical Group Corporation	State-owned legal person	0.31	560,000,000		0	0
Ansteel Group Corporation	State-owned legal person	0.12	220,000,000		0	0

Notes: (1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

On May 10, 2019, CNPC exchanged 413,223,100 shares held by it in the Company for units of corresponding market value in ICBC Credit Suisse CSI 300 ETF Securities Investment Fund. For details, please refer to the announcement published by the Company on the website of Shanghai Stock Exchange on May 17, 2019 numbered as Lin2019-016 and published on the website of Hong Kong Stock Exchange on May 17, 2019.

On September 18, 2019, CNPC exchanged for Central SOE Innovation-driven ETF Securities Investment Fund from Bosera Asset Management Co., Ltd., Harvest Fund Management Co., Ltd. and GF Fund Management Co., Ltd., respectively, with a total amount of 155,103,300 A shares of the Company.

On December 18, 2019, the State-owned Assets Supervision and Administration Commission of the State Council approved CNPC to transfer its 560,000,000 A shares of the Company to China Metallurgical Group Corporation at nil consideration. For details, please refer to the announcement published by the Company on Shanghai Stock Exchange numbered as Lin2019-030, Lin2019-034 and Lin2019-035 on November 25, 2019, December 18, 2019 and December 27, 2019, respectively, and published on Hong Kong Stock Exchange on December 18, 2019.

(2)

HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and it acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3)

291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

Statement on connected parties or concert parties among the above-mentioned shareholders:

The Company is not aware of any connection among or between the above top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.4 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at December 31, 2019, so far as the Directors are aware, persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Unit: Shares

Name of shareholders	Nature of shareholding	Number of shares	Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	146,882,339,136 (L)	Beneficial Owner	90.71	80.25
	H Shares	291,518,000 (L) (1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
BlackRock, Inc. (2)	H Shares	1,651,259,569 (L)	Interest of Corporation Controlled by the Substantial Shareholder	7.83	0.90
Citigroup Inc. (3)	H Shares	1,167,377,488 (L)	Holder of the Guaranteed Interest of Shares/ Interest of Corporation Controlled by the Substantial Shareholder/ Approved Lending Agent	5.53	0.64
		108,595,255 (S)		0.51	0.06
		1,015,857,621 (LP)		4.81	0.56

(L) Long position (S) Short position (LP) Lending pool

Notes: (1)

291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(2)

Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,651,259,569 H shares (long position) were held in its capacity as interest of corporation controlled by the substantial shareholder.

(3)

Citigroup Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 6,796,000 H shares (long position) were held in its capacity as holder of the guaranteed interest of shares, 144,723,867 H shares (long position) and 108,595,255 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder, and 1,015,857,621 H shares (long position) were held in its capacity as approved lending agent.

As at December 31, 2019, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.5 Ownership and Controlling Relationship between the Company and the Ultimate

Note: Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

2.6 Corporate Bond Not Yet Overdue

Unit: RMB 100 million

Bond Name	Abbreviation	Code	Issue Date	Due Date	Bond Balance	Rate (%)
2012 Corporate Bond (First Tranche) (10-year term)	12 PetroChina 02	122210.SH	2012-11-22	2022-11-22	20	4.90
2012 Corporate Bond (First Tranche) (15-year term)	12 PetroChina 03	122211.SH	2012-11-22	2027-11-22	20	5.04
2013 Corporate Bond (First Tranche) (10-year term)	13 PetroChina 02	122240.SH	2013-03-15	2023-03-15	40	4.88
2016 Corporate Bond (First Tranche) (5-year term)	16 PetroChina 01	136164.SH	2016-01-19	2021-01-19	88	3.03
2016 Corporate Bond (First Tranche) (10-year term)	16 PetroChina 02	136165.SH	2016-01-19	2026-01-19	47	3.50
2016 Corporate Bond (Second Tranche) (5-year term)	16 PetroChina 03	136253.SH	2016-03-03	2021-03-03	127	3.15
2016 Corporate Bond (Second Tranche) (10-year term)	16 PetroChina 04	136254.SH	2016-03-03	2026-03-03	23	3.70
2016 Corporate Bond (Third Tranche) (5-year term)	16 PetroChina 05	136318.SH	2016-03-24	2021-03-24	95	3.08
2016 Corporate Bond (Third Tranche) (10-year term)	16 PetroChina 06	136319.SH	2016-03-24	2026-03-24	20	3.60
2017 Corporate Bond (First Tranche)	17 PetroChina 01	143255.SH	2017-08-18	2020-08-18	20	4.30

Indicators Reflecting the Solvency of the Issuer

Main Indicator	2019	2018
Asset-liability Ratio (%)	47.15	42.27

Main Indicator	2019	2018
EBITDA Interest Protection Multiples	18.60	18.53

Note on Overdue Debts

☐ Applicable      ✓ Not Applicable

3 Directors’ Report

3.1 Discussion and Analysis of Operations

In 2019, the growth of global economy slowed down, with the support of global trade and investment for economic growth continuing to decline. The economy of China remained generally stable. China’s GDP increased by 6.1% as compared with last year, with continuous deepening of supply-side structural reform, and the quality of economic growth enhancing steadily. In 2019, the supply and demand in the global oil and gas market eased up generally, and the annual average international oil price decreased as compared with last year.

Facing the complex and grim situation of frequent vibration of international oil price, intensified competition in the domestic oil and gas market, and growing significant risks and challenges, the Group pursued to its guidelines of steady development and demands for quality-based business growth, optimized manufacturing organization and structural adjustment, deepened reform and innovation, strengthened risk prevention and control, and intensified measures for broadening sources of income and reducing expenditure as well as cutting costs and enhancing profitability. As a result, the major production indicators achieved stable growth and the operating results met our expectation. In 2019, the Group achieved a revenue of RMB2,516,810 million, representing an increase of 6.0% as compared with last year, and the net profit attributable to owners of the Company was RMB45,682 million, representing a decrease of 13.9% as compared with last year. The financial position of the Group remained stable. The cash flow was good, and the free cash flow remained positive.

3.1.1 Market Review

(1) Crude Oil Market

In 2019, the global demand for oil slowed down with supply growth of non-OPEC countries far exceeding demand growth. The “Production Reduction Alliance” continued to enhance production reduction efforts to support the market. The supply and demand fundamentals in the international crude oil market achieved an overall easing, with international oil prices moving in a “saddle” shape, and experiencing a decline generally as compared with last year. The annual average spot price of North Sea Brent crude oil was US$64.21 per barrel, representing a decrease of 10.0% as compared with last year. The annual average spot price of the West Texas Intermediate (“WTI”) crude oil was US$57.03 per barrel, representing a decrease of 12.5% as compared with last year.

According to the information of the National Development and Reform Commission (“NDRC”), the domestic output of crude oil in 2019 was 191.12 million tons, representing an increase of 1.0% as compared with last year.

(2) Refined Products Market

In 2019, the domestic consumption of refined products grew at a low-to-medium pace. The growth rate in gasoline slowed down while the growth rate of diesel declined. The domestic refining capabilities continued to grow, with the growth rate of crude oil processing capacity increasing; however, the growth of output of refined products slowed down, and the net exports of refined products increased unceasingly.

According to the information from NDRC, processed crude oil amounted to 603.34 million tons in 2019, representing an increase of 2.6% as compared with last year. Domestic output of refined products amounted to 381.39 million tons, representing an increase of 3.6% as compared with last year. The apparent consumption of refined products amounted to 329.61 million tons, representing an increase of 1.4% as compared with last year, of which the consumption of gasoline increased by 2.3% and the consumption of diesel decreased by 0.5%. The domestic gasoline and diesel prices were adjusted 22 times during the year. As a result, the reference gasoline price, in aggregate, increased by RMB700 yuan per ton and the reference diesel price, in aggregate, increased by RMB695 yuan per ton (including impact of adjustments to national value-added tax rate. Starting from April 1, 2019, the State lowered the value-added tax rate, affected by which the domestic gasoline and diesel ex-factory prices (inclusive of tax) decreased by RMB205 yuan and RMB180 yuan per ton respectively). The price trend of domestic refined products was broadly in line with that of crude oil prices in the international markets.

(3) Chemical Products Market

In 2019, as affected by the slowdown of macroeconomic growth, the tightening of the international trade environment and the increase in domestic production capacity, the chemical product market has generally shown a downward trend. The prices of most chemical products have fallen from the same period last year, and the profit margin of the chemical business has narrowed.

(4) Natural Gas Market

In 2019, the global natural gas market has loose supply and demand, and prices have fallen. The domestic natural gas consumption has maintained quick growth, but at a slower rate. The domestic natural gas production has grown rapidly, and the growth of import volume has fallen significantly. The domestic natural gas supply and demand basically remained balanced throughout the year, while seasonal supply constraints have been effectively relieved. Affected by the national surrounding environment of reducing tax and fee, the increase of price of domestic natural gas is slightly lower than expectation.

According to the information from NDRC, domestic output of natural gas amounted to 177.7 billion cubic metres in 2019, representing an increase of 11.5% as compared with last year; natural gas imports amounted to 132.2 billion cubic metres, representing an increase of 6.5% as compared with last year; and the apparent consumption of natural gas amounted to 306.7 billion cubic metres, representing an increase of 9.4% as compared with last year.

3.1.2 Business Review

(1) Exploration and Production

Domestic Exploration

In 2019, the Group vigorously enhanced exploration and development efforts, deployed and implemented plans for accelerating development, and has achieved good results. In risk exploration, several significant breakthroughs were made in basins such as Junggar Basin, Songliao Basin, Sichuan Basin and Erdos Basin. The concentrated exploration in key areas and refined exploration in the eastern region formed a batch of integrated scale reserves. Changqing Qingcheng Oilfield and two large-scale gas fields, namely Sichuan Shale Gas and Tarim Bozi-Dabei, were discovered and formed, which strengthened the resource base of the Company.

Domestic Development and Production

In 2019, the Group enhanced technology innovation, optimized the development plan, deepen the degree of implementing measures on improving production of oil and gas well, made every effort to promote the stable production of old oil and gas fields and the productivity construction of new area, adhered to the profitability orientation and accelerated production in key regions such as Xinjiang and Southwest China. In 2019, the domestic business achieved a crude oil output of 739.7 million barrels, representing an increase of 0.8% as compared with last year, a marketable natural gas output of 3,633.0 billion cubic feet, representing an increase of 9.3% as compared with last year, and an oil and natural gas equivalent output of 1,345.4 million barrels, representing an increase of 4.5% as compared with last year.

Overseas Oil and Gas

In 2019, in its overseas new project development, the Group has achieved a number of important results, the Memorandum of Understanding on Expanding Cooperation in the Oil and Gas Field of Kazakhstan and the extension contracts in block 5 in Oman were successfully signed. Risk exploration in West Africa has achieved a breakthrough in scale. It is expected that two scale reserves will be found in the Doseo Basin and the Bongor Basin in Chad as a whole. The progressive exploration in mature exploration areas such as PK and Aktobe has made many important discoveries. Key projects such as Chad Project Phase 2.2 and Halfaya Project Phase III in Iraq have been successfully put into operation. Projects in Rumaila, Aktobe and other places have been running safely and steadily. In 2019, the oil and natural gas equivalent output from overseas operations amounted to 215.4 million barrels, representing an increase of 5.7% as compared with last year, accounting for 13.8% of the total oil and natural gas equivalent output of the Group.

In 2019, the Group’s total crude oil output amounted to 909.3 million barrels, representing an increase of 2.1% as compared with last year. The marketable natural gas output reached 3,908.0 billion cubic feet, representing an increase of 8.3% as compared with last year. The oil and natural gas equivalent output amounted to 1,560.8 million barrels, representing an increase of 4.6% as compared with last year. As at the end of the reporting period, the total area to which the Group had the prospecting and mineral right of oil and natural gas (including coalbed methane) amounted to 288.0 million acres, among which the area of prospecting right was 256.9 million acres and the area of mineral right was 31.1 million acres. The number of net wells in the process of being drilled was 885. The number of wells with multilayer completion during the reporting period was 7,843.

Summary of Operations of the Exploration and Production Segment

	Unit	2019	2018	Year-on-year change (%)
Crude oil output	Million barrels	909.3	890.3	2.1
of which: domestic	Million barrels	739.7	733.7	0.8
overseas	Million barrels	169.6	156.6	8.3
Marketable natural gas output	Billion cubic feet	3,908.0	3,607.6	8.3
of which: domestic	Billion cubic feet	3,633.0	3,324.7	9.3
overseas	Billion cubic feet	275.0	282.9	(2.8)
Oil and natural gas equivalent output	Million barrels	1,560.8	1,491.7	4.6
of which: domestic	Million barrels	1,345.4	1,287.9	4.5
overseas	Million barrels	215.4	203.8	5.7
Proved reserves of crude oil	Million barrels	7,253	7,641	(5.1)
Proved reserves of natural gas	Billion cubic feet	76,236	76,467	(0.3)
Proved developed reserves of crude oil	Million barrels	5,474	5,843	(6.3)
Proved developed reserves of natural gas	Billion cubic feet	39,870	40,128	(0.6)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In 2019, the Group actively implemented reduction of refining and increase of chemicals, and actively promoted the transformation and upgrading of refining and chemicals. The Group formulated and implemented a high-quality development plan for the refining and chemical business, strengthened the safe, stable and efficient operation of the equipment, optimized resource allocation, and scientifically arranged for processing loads. The effect of reduction of refining and increase of chemicals has begun to appear. The product structure has continued to be optimized, and the output of high value-added products has increased significantly. The output of kerosene and high-grade gasoline has achieved double-digit growth. The Group deepened benchmarking management, and 24 of its technical and economic indicators have improved year-on-year. In 2019, the Group processed 1,228.4 million barrels of crude oil, representing an increase of 4.1% as compared with last year. Among that, 684.8 million barrels of crude oil were from the Group’s exploration and production segment, accounting for 55.7%, which was a result of good synergy. In 2019, the Group produced 117.791 million tons of refined products, representing an increase of 6.0% as compared with last year, and 5.863 million tons of ethylene, representing an increase of 5.3% as compared with last year.

The refining renovation projects of Huabei Petrochemical were completed and launched. The construction of the key projects such as the integration project of refining and chemicals of Guangdong Petrochemical, the ethane to ethylene project at Tarim and Changqing, and the restructuring of Daqing Petrochemical were proceeded in an orderly manner.

Summary of Operations of the Refining and Chemicals Segment

	Unit	2019	2018	Year-on-year change (%)
Processed crude oil	Million barrels	1,228.4	1,180.5	4.1
Gasoline, kerosene and diesel output	’000 tons	117,791	111,148	6.0
of which: Gasoline	’000 tons	50,430	45,794	10.1
Kerosene	’000 tons	12,733	11,043	15.3
Diesel	’000 tons	54,628	54,311	0.6
Crude oil processing load	%	85.1	83.1	2.0 percentage points
Light products yield	%	80.1	79.2	0.9 percentage point
Refining yield	%	93.5	93.7	(0.2 percentage point	)
Ethylene	’000 tons	5,863	5,569	5.3
Synthetic Resin	’000 tons	9,580	9,165	4.5
Synthetic fibre materials and polymers	’000 tons	1,309	1,388	(5.7)
Synthetic rubber	’000 tons	910	869	4.7
Urea	’000 tons	1,208	828	45.9

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2019, the Group took active steps to cope with severe challenges such as excessive supply of resources and fiercer competition, including strengthening links between production and sales, in order to achieve smooth operation of the crude oil business chain and to maximize the overall benefits. The Group made more efforts in refined and strategic marketing and sales, and innovatively implemented differentiated marketing strategies by region, product, and business link, and accurately organized and implemented marketing actions. The Group strengthened sales network construction, actively seized high-profitability markets and high-quality sites in strategic regions, vigorously developed oil (gas) stations, increased retail capacity, put 582 new service stations into operation. The total number of service station operated by the Group reached 22,365. The Group strengthened the integrated marketing of refined products, fuel cards, non-oil business, and lubricants and its non-oil business continued to highlight the collection of products, the development of self-own products, and the optimization of the supply chain.

International Trading Operations

In 2019, in terms of the international trading operations, the Group actively gave full play to adjustment of supply and demand and synergistic effects, optimized the import of crude oil and natural gas, strengthened sales of shares of oil and gas, expanded the export of refined oil products and the exploration of high-end markets, strengthened the layout of terminal network and cross-regional and cross-city operations, enhanced transaction capabilities, and effectively avoided operating risks.

Summary of Operations of the Marketing Segment

	Unit	2019	2018	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	’000 tons	187,712	178,648	5.1
of which: Gasoline	’000 tons	76,366	71,125	7.4
Kerosene	’000 tons	21,183	20,619	2.7
Diesel	’000 tons	90,163	86,904	3.8
Market share in domestic retail market	%	36.7	36.4	0.3 percentage point
Number of service stations	Units	22,365	21,783	2.7
of which: owned service stations	Units	20,955	20,555	1.9
Sales volume per service station	Tons/day	10.08	10.28	(1.9)

(4) Natural Gas and Pipeline

In 2019, the Group adhered to the market-oriented approach, coordinated domestic and international resources, optimized the resource mix, market layout and sales structure, improved the differentiated marketing strategy, strengthened “labelling” sales, fully implemented national pricing policies and strived to push prices and improve profitability. Efforts were made to develop terminal markets, and a number of prefecture-level city gas projects were implemented. The Group fulfilled the requirements for the establishment of a production, supply, storage and marketing system, took multiple measures to ensure gas demand during the heating season, and increased resources to the profitable market, ensuring stable market supply and stable growth in benefits. It optimized pipeline network operations, implemented safety upgrade and management of oil and gas pipelines, and prevented hidden risks. And it promoted the construction of key projects in an orderly manner. The northern part of China-Russia East-route Natural Gas Pipeline has been successfully completed and successfully put into operation as well as 21 interconnecting projects.

In 2019, the Group sold 259.091 billion cubic metres of natural gas, representing an increase of 19.5% as compared with last year. Among that, 171.381 billion cubic metres were sold in domestic, representing an increase of 7.4% as compared with last year. As at the end of 2019, the Group’s domestic oil and gas pipelines measured a total length of 87,144 km, consisting of 53,291 km of natural gas pipelines, 20,091 km of crude oil pipelines and 13,762 km of refined product pipelines.

3.1.3 Review of Operating Results

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes set out thereto in the Annual Report and other sections thereof. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2019, the Group achieved a revenue of RMB2,516,810 million, representing an increase of 6.0% as compared with last year. Net profit attributable to owners of the Company was RMB45,682 million, representing a decrease of 13.9% as compared with last year. Basic earnings per share were RMB0.25 yuan, representing a decrease of RMB0.04 yuan as compared with last year.

Revenue    The revenue increased by 6.0% from RMB2,374,934 million for 2018 to RMB2,516,810 million for 2019. This was primarily due to the comprehensive impact of the increase in the sales volume and decrease in selling prices of the majority of oil and gas products. The table below sets out external sales volume and average realized prices for major products sold by the Group in 2019 and 2018 and their respective percentage of change:

	Sales Volume (‘000 ton)			Average Realized Price (RMB/ ton)
	2019	2018	Percentage of Change (%)	2019	2018	Percentage of Change (%)
Crude oil*	150,322	110,457	36.1	3,162	3,213	(1.6)
Natural gas (hundred million cubic metres, RMB/’000 cubic metre)**	2,590.91	2,167.54	19.5	1,313	1,367	(4.0)
Gasoline	76,366	71,125	7.4	6,487	7,024	(7.6)
Diesel	90,163	86,904	3.8	5,286	5,478	(3.5)
Kerosene	21,183	20,619	2.7	4,255	4,534	(6.2)
Heavy oil	18,095	19,964	(9.4)	3,249	3,335	(2.6)
Polyethylene	4,985	4,644	7.3	7,443	8,816	(15.6)
Lubricant	977	1,158	(15.6)	8,047	7,875	2.2

*	The crude oil listed above represents all the external sales volume of crude oil of the Group.
**

The natural gas listed above represents all the external sales volume of natural gas of the Group, and the decrease of average realized price over the same period of last year was primarily due to decrease of natural gas price in international trade.

Operating Expenses    Operating expenses increased by 6.4% from RMB2,251,992 million for 2018 to RMB2,395,048 million for 2019, of which:

Purchases, Services and Other    Purchases, services and other increased by 9.3% from RMB1,553,784 million for 2018 to RMB1,697,834 million for 2019. This was primarily due to the fact that the Group’s expenses for purchasing oil and gas products and trading increased.

Employee Compensation Costs    Employee compensation costs (including salaries, such additional costs as different types of insurances, housing provident funds and training fees for various types of employees) increased by 6.9% from RMB144,391 million for 2018 to RMB154,318 million for 2019. This was primarily due to the increase of additional expenses in employee remuneration and contribution to social security fund.

Exploration Expenses    Exploration expenses increased by 10.9% from RMB18,726 million for 2018 to RMB20,775 million for 2019. This was primarily due to the fact that the Group increased exploration efforts and strived to enhance reserves and production.

Depreciation, Depletion and Amortisation    Depreciation, depletion and amortisation decreased by 3.0% from RMB232,276 million for 2018 to RMB225,262 million for 2019. This was primarily due to the combined effects of the Group’s optimization of asset structure, solidification of asset quality, recognition of asset impairment provision and implementation of new lease standards.

Selling, General and Administrative Expenses    Selling, general and administrative expenses decreased by 7.9% from RMB74,477 million for 2018 to RMB68,596 million for 2019. This was primarily due to the fact that the Group continued to broaden sources of income and reduce expenditure as well as cut costs and enhance profitability, strictly controlled non-production expenses, and implemented new lease standards which resulted in decrease of lease expenditure over the same period last year.

Taxes other than Income Taxes    Taxes other than income taxes increased by 3.5% from RMB220,677 million for 2018 to RMB228,436 million for 2019, among which the consumption tax increased by RMB12,479 million from RMB152,494 million for 2018 to RMB164,973 million for 2019; the resource tax increased by RMB49 million from RMB24,339 million for 2018 to RMB24,388 million for 2019; and crude oil special gain levy decreased by RMB3,979 million from RMB4,750 million for 2018 to RMB771 million for 2019.

Other Income/(Expenses), net    Other income, net for 2019 was RMB173 million, whereas that other expenses, net for 2018 was RMB7,661 million, primarily due to decrease in net losses from disposal of fixed assets for 2019.

Profit from Operations    The profit from operations for 2019 was RMB121,762 million, representing a decrease of 1.0% from RMB122,942 million for 2018.

Net Exchange Gain     Net exchange gain for 2019 was RMB1 million, representing a decrease of 99.9% from RMB1,120 million for 2018. This is primarily due to the impact of changes in exchange rate of US Dollar against Renminbi.

Net Interest Expense    Net interest expense increased by 41.4% from RMB18,939 million for 2018 to RMB26,778 million for 2019, primarily due to the effects of lease liabilities recognized under the new lease standards and accrued interest expenses, and net interest expenses increased by 1.9% over the same period of last year after excluding the impact of the new lease standards.

Profit Before Income Tax Expense    Profit before income tax expense decreased by 11.6% from RMB116,770 million for 2018 to RMB103,214 million for 2019.

Income Tax Expense    The income tax expense decreased by 15.4% from RMB42,790 million for 2018 to RMB36,199 million for 2019, which was primarily due to the decrease in the Group’s profit before income tax expense over last year.

Profit for the Year    Net profit for 2019 decreased by 9.4% to RMB67,015 million from RMB73,980 million for 2018.

Profit Attributable to Non-controlling Interests    Profit attributable to non-controlling interests increased by 1.9% from RMB20,944 million for 2018 to RMB21,333 million for 2019, which was primarily due to the changes to profit structures of subsidiaries of the Group.

Profit Attributable to Owners of the Company    Profit attributable to owners of the Company decreased by 13.9% from RMB53,036 million for 2018 to RMB45,682 million for 2019.

(2) Segment Results

Exploration and Production

Revenue    The realized revenue of the Exploration and Production segment for 2019 was RMB676,320 million, representing an increase of 2.7% from RMB658,712 million for 2018, which was primarily due to the combined effects of the decline in the price of crude oil and the increase in the sales volume of oil and gas. In 2019, the oil imported from Russia, Kazakhstan and others by the Group amounted to 39.95 million tons, representing an increase of 8.9% over the 36.69 million tons of 2018. The revenue from the sales of imported oil from Russia Kazakhstan and others was RMB131,723 million for 2019, representing an increase of 2.7% from RMB128,308 million for 2018. The average realised crude oil price of the Group in 2019 was US$60.96 per barrel, representing a decrease of 10.7% from US$68.28 per barrel in 2018.

Operating Expenses    Operating expenses of the Exploration and Production segment decreased by 0.8% from RMB585,193 million for 2018 to RMB580,223 million for 2019, which was primarily due to the following combined effects of decease in depreciation, depletion and amortization, and taxes and fees other than income tax, and increase in exploration costs. In 2019, The cost from importing oil from Russia, Kazakhstan and others amounted to RMB130,941 million, representing an increase of 1.8% from RMB128,637 million for 2018.

In 2019, the unit oil and gas lifting cost of the Group was US$12.11 per barrel, representing a decrease of 1.6% from US$12.31 per barrel for 2018.

Profit from Operations    In 2019, the domestic operations adhered to the principle of profit-orientation to promote the increase of reserves and production, realized the pick-up of production of crude oil and the significant increase in natural gas production, strengthened the control of the source of investment costs and the refined management of production and operation costs, and promoted quality improvement and profitability. The overseas operations, adhered to the development of profitability, strictly managed the early stage of investment projects, optimized the investment structure, and strived to promote sales and prices. In 2019, the Exploration and Production segment realized an operating profit of RMB96,097 million, representing an increase of 30.7% from RMB73,519 million for 2018, maintaining its status as a main profit contributor of the Group.

Refining and Chemicals

Revenue    The revenue of the Refining and Chemicals segment decreased by 0.9% from RMB911,224 million for 2018 to RMB902,679 million for 2019, primarily due to the combined effects of changes to the sales volume and prices of refined products, and the Group’s application of marketization of internal settlement prices.

Operating Expenses    Operating expenses of the Refining and Chemicals segment increased by 2.6% from RMB866,523 million for 2018 to RMB888,915 million for 2019, primarily due to increasing costs of crude oil and feedstock, and rising production costs of auxiliary materials and power.

In 2019, the cash processing cost of refineries of the Group was RMB168.64 yuan per ton, remained basically the same as compared with the same period of last year.

Profit from Operations    In 2019, the Refining and Chemicals segment continued to deepen benchmarking management to achieve the extension from cost benchmarking to business benchmarking; deepened the tapping of internal potential and vigorously strengthened management and control over costs and expenses; adhered to the principles of market and profit-orientation, continued to promote the upgrading of refined oil quality and the research and development of high value-added chemical products, continuously optimized product structure and enhanced profitability. However, as affected by factors such as excessive domestic refining capacity, narrowing margins, falling prices of chemical products and the marketization of internal settlement prices as applied by the Group, in 2019, the Refining and Chemicals segment realized operating profits of RMB13,764 million, representing a decrease of 69.2% as compared with RMB44,701 million for 2018. Specifically, the refining operations recorded an operating profit of RMB10,337 million, representing a decrease of 72.0% as compared with RMB36,878 million for 2018, while the chemical operations realized an operating profit of RMB3,427 million, representing a decrease of 56.2%, as compared with RMB7,823 million for 2018.

Marketing

Revenue    The revenue of the Marketing segment increased by 8.1% from RMB2,003,105 million for 2018 to RMB2,165,391 million for 2019, primarily due to increase in international trading volume of oil and gas products.

Operating Expenses    Operating expenses of the Marketing segment increased by 7.8% from RMB2,009,555 million for 2018 to RMB2,165,956 million for 2019, primarily due to an increase in the expenditure arising from the purchase of refined oil.

Loss from Operations     In 2019, the Marketing segment actively responded to the challenges of excessive market resources and intensified competition, deepened the regional precise marketing and integrated marketing of refined products, fuel cards, non-oil business, and lubricants, accelerated the establishment of new retail models, and strived to pursue quality and profitability. In international trade, it accelerated the construction of global logistics and marketing network and strengthened synergy of domestic and international resources to create profitability. In 2019, due to the combined effects such as the strengthening of marketing measures and application of internal settlement prices marketization, the Marketing segment recorded an operating loss of RMB565 million, representing a decrease of loss of RMB5,885 million as compared with the operating loss of RMB6,450 million for 2018.

Natural Gas and Pipeline

Revenue    The revenue of the Natural Gas and Pipeline segment amounted to RMB391,023 million for 2019, representing an increase of 7.8% as compared with RMB362,626 million for 2018, primarily due to the increase in the sales volume of natural gas.

Operating Expenses    Operating expenses of the Natural Gas and Pipeline segment amounted to RMB364,915 million for 2019, representing an increase of 8.2% as compared with RMB337,111 million for 2018, primarily due to the increase in the expenditure of natural gas purchase.

Profit from Operations    In 2019, the Natural Gas and Pipeline segment, based on the overall coordinated and effective operation of the industrial chain, deepened the “labelling” management of resources, prioritized the full production and sales of domestic gas, effectively controlled resource costs, continuously optimized resource flows and sales structures, and vigorously promoted online transactions. While consolidating the wholesale market, we actively expanded the terminal market. In 2019, the Natural Gas and Pipeline segment realized an operating profit of RMB26,108 million, representing an increase of 2.3% as compared to RMB25,515 million in 2018.

In 2019, the Natural and Pipeline segment took active measures to control the loss in imported natural gas, however, the cost of imported natural gas increased due to the fluctuation of foreign exchange rate, and the increase of domestic natural gas price was restricted under the background of nationwide reducing tax and fee, which recorded a net loss of RMB30,710 million in the sale of imported natural gas, representing an increase of loss of RMB5,803 million as compared with last year. The Group will continue to adopt effective measures to control losses.

In 2019, the Group’s international operations (Note) realized a revenue of RMB1,040,117 million, accounting for 41.3% of the Group’s total revenue. Profit before income tax expense amounted to RMB18,885 million. The Group’s international operations maintained a stable development with further improved international operating ability.

Note: The four operating segments of the Group are Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2019	As at December 31, 2018	Percentage of Change
	RMB million	RMB million	%
Total assets	2,732,910	2,440,877	12.0
Current assets	466,913	438,241	6.5
Non-current assets	2,265,997	2,002,636	13.2
Total liabilities	1,288,605	1,031,986	24.9
Current liabilities	661,419	596,430	10.9
Non-current liabilities	627,186	435,556	44.0
Equity attributable to owners of the Company	1,230,156	1,213,783	1.3
Share capital	183,021	183,021	—
Reserves	304,011	299,599	1.5
Retained earnings	743,124	731,163	1.6
Total equity	1,444,305	1,408,891	2.5

Total assets amounted to RMB2,732,910 million, representing an increase of 12.0% from that as at the end of 2018, of which:

Current assets amounted to RMB466,913 million, representing an increase of 6.5% from that as at the end of 2018, primarily due to the increase in inventories, receivables, prepayments and other current assets, and fixed deposit with a maturity term of more than three months but less than one year.

Non-current assets amounted to RMB2,265,997 million, representing an increase of 13.2% from that as at the end of 2018, primarily due to the increase in the net book value of property, plant and equipment, investments in associates and joint ventures, and new right-of-use assets were recognized due to the implementation of new lease standards.

Total liabilities amounted to RMB1,288,605 million, representing an increase of 24.9% from that as at the end of 2018, of which:

Current liabilities amounted to RMB661,419 million, representing an increase of 10.9% from that as at the end of 2018, primarily due to the increase in the amount of accounts payable and accrued liabilities, contractual liabilities and short-term borrowings.

Non-current liabilities amounted to RMB627,186 million, representing an increase of 44.0% from that as at the end of 2018, primarily due to the increase in long-term borrowings, and lease liabilities were recognized due to the implementation of new lease standards.

Equity attributable to owners of the Company amounted to RMB1,230,156 million, representing an increase of 1.3% from that as at the end of 2018, primarily due to the increase in reserves and retained earnings.

(4) Cash Flows

As at December 31, 2019, the primary source of funds of the Group was cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

The table below sets forth the net cash flows of the Group for 2019 and 2018 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2019	2018
	RMB million	RMB million
Net cash flows from operating activities	359,610	353,256
Net cash flows used for investing activities	(332,948)	(267,812)
Net cash flows used for financing activities	(27,276)	(125,703)
Translation of foreign currency	1,069	2,513
Cash and cash equivalents at end of the year	86,409	85,954

Net Cash Flows from Operating Activities

The net cash flows of the Group from operating activities in 2019 amounted to RMB359,610 million, representing an increase of 1.8% from RMB353,256 million in 2018. This was mainly due to the combined impact from the change in working capital including inventories, accounts receivable and payable and contractual liabilities, and the decrease of depreciation, depletion and amortization during the reporting period. As at December 31, 2019, the Group had cash and cash equivalents of RMB86,409 million. The cash and cash equivalents were mainly denominated in US Dollar and Renminbi (approximately 57.2% were denominated in US Dollar, approximately 37.6% were denominated in Renminbi, approximately 3.6% were denominated in HK Dollar and approximately 1.6% were denominated in other currencies).

Net Cash Flows Used for Investing Activities

The net cash flows of the Group used for investing activities in 2019 amounted to RMB332,948 million, representing an increase of 24.3% from RMB267,812 million in 2018. The increase was primarily due to the increase in capital expenditures during the reporting period.

Net Cash Flows Used for Financing Activities

The net cash used by the Group for financing activities in 2019 was RMB27,276 million, representing a decrease of 78.3% from RMB125,703 million in 2018. This was primarily due to the change of short and long-term borrowings during the current period.

The net borrowings of the Group as at December 31, 2019 and December 31, 2018, respectively, were as follows:

	As at December 31, 2019	As at December 31, 2018
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	175,840	145,150
Long-term borrowings	290,882	269,422

Total borrowings	466,722	414,572

Less: Cash and cash equivalents	86,409	85,954

Net borrowings	380,313	328,618

The following table sets out the remaining contractual maturity of borrowings as at the respective dates according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As at December 31, 2019	As at December 31, 2018
	RMB million	RMB million
Within 1 year	188,771	158,782
Between 1 and 2 years	30,090	98,939
Between 2 and 5 years	253,918	150,837
After 5 years	31,576	43,879

	504,355	452,437

Of the total borrowings of the Group as at December 31, 2019, approximately 53.6% were fixed-rate borrowings and approximately 46.4% were floating-rate borrowings. Of the borrowings as at December 31, 2019, approximately 76.4% were denominated in Renminbi, approximately 21.5% were denominated in US Dollar, and approximately 2.1% were denominated in other currencies.

As at December 31, 2019, the gearing ratio of the Group (gearing ratio = interest-bearing borrowings/ (interest-bearing borrowings + total equity), interest-bearing borrowings include short-term and long-term borrowings) was 24.4% (22.7% as at December 31, 2018).

(5) Capital Expenditures

In 2019, with respect to capital expenditures, the Group focused on the principles of quality-development, continued to optimize the capital expenditure structure, put more emphasis on supporting upstream business while controlling the overall scale of capital expenditures reasonably and continued to enhance the sustainable development ability. In 2019, the capital expenditures of the Group amounted to RMB296,776 million, representing an increase of 15.9% from RMB256,106 million in 2018. The table below sets out the capital expenditures of the Group for 2019 and 2018. The Group’s estimated capital expenditure for 2020 as approved by the Board of Directors previously was RMB295.000 billion. Considering the impact of Coronavirus Disease 2019 (“COVID-19”) and changes in international oil prices, the Group will follow the principle of positive free cash flow, dynamically optimize and adjust the capital expenditures for 2020.

	2019		2018
	RMB million	%	RMB million	%
Exploration and Production*	230,117	77.54	196,109	76.57
Refining and Chemicals	21,279	7.17	15,419	6.02
Marketing	17,618	5.94	17,010	6.64
Natural Gas and Pipeline	27,004	9.10	26,502	10.35
Head Office and Other	758	0.25	1,066	0.42

Total	296,776	100.00	256,106	100.00

*

If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for each of 2019 and 2018 would be RMB241,992 million and RMB206,256 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment for 2019 amounted to RMB230,117 million, which were primarily used for exploration in significant basins such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin and development of oil and gas fields such as those in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the Southwest with the view to stable growth of production of oil and gas; operation of existing projects and development of new projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region with the aim to ensure effective growth of production volume and profits.

The capital expenditures for the Exploration and Production segment for 2020 will primarily be used for domestic operations in key basins such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin, enhancing the development of unconventional resources such as shale gas to achieve an oil and natural gas equivalent output of over 200 million tons. Overseas operations will continue to focus on the operation of existing projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region with the aim to ensure profitable growth with high quality.

Refining and Chemicals

Capital expenditures for the Group’s Refining and Chemicals segment for 2019 amounted to RMB21,279 million, which were primarily used in the construction of large-scale refining and chemical projects, such as integration project of refining and chemicals of Guangdong Petrochemical, the restructuring of Daqing Petrochemical and the ethane to ethylene project at Changqing and Tarim, and the construction of refining-chemical transformation and upgrade projects.

The capital expenditures for the Refining and Chemicals segment for 2020 will be used primarily for the construction of large-scale refining and chemical projects, such as the Guangdong petrochemical refining-chemical integration project, Jilin petrochemical Jieyang ABS project, the Daqing petrochemical structure adjustment project, and other large-scale refining-chemical projects such as those relating to the production of ethylene out of ethane at Changqing and Tarim, and the construction of refining-chemical transformation and upgrade projects.

Marketing

Capital expenditures for the Group’s Marketing segment for 2019 amounted to RMB17,618 million, which were mainly used for the construction and expansion of the network for the sales of end-products within the domestic refined oil markets, safety and environmental protection projects such as anti-seepage reconstruction of service stations and the equipment construction of overseas oil and gas storage and sales.

The capital expenditures for the Marketing segment for 2020 will be used primarily for the construction and expansion of the network for the sales of end-products within the domestic refined oil markets and the equipment construction of overseas oil and gas storage and sales.

Natural Gas and Pipeline

Capital expenditures for the Group’s Natural Gas and Pipeline segment for 2019 amounted to RMB27,004 million, which were mainly used for key natural gas transmission projects including the China-Russia East-route Natural Gas Pipeline Project, the Fujian-Guangdong main branch of the Third West-East Gas Pipeline, the LNG equipment and other facilities for peak regulation and storage and transportation, the natural gas interconnection engineering projects as well as the construction of gas branches and sales terminals.

The capital expenditures for the Natural Gas and Pipeline segment for 2020 will be used primarily for key natural gas transmission projects such as China-Russia East-route Natural Gas Pipeline Project, the LNG equipment in Shenzhen and other facilities for peak regulation and storage and transportation, the natural gas interconnection engineering projects as well as the construction of gas branches and sales terminals.

Head Office and Other

Capital expenditures for the Head Office and Other segment for 2019 were RMB758 million, which were primarily used for research platform for trial and development of the IT system.

The capital expenditures for the Head Office and Other segment of the Group for 2020 will be used primarily for enhancement of research facilities and development of the IT system.

3.1.4 Business Prospects

In 2020, the global economy is still running the risk of moving downhill because of, among other things, geopolitical tension, uncertainty of international trade, climate change and the spread of COVID-19 in various countries around the world. As supply and demand in the global oil market gets eased up, the international oil price will keep in the lower range, though likely to take a further downturn; China is set to be affected by COVID-19 significantly in its economic operation, but the basic trend of steady improvement and long-term improvement will not change. The Group will insist on its strategy of resources, market, internationalism and innovation, acting out the new concept of development, pushing ahead the quality-based development, trying hard to reform and make breakthrough innovations in key areas, building a solid base in terms of business security and environmental protection, paying more attention to green and low-carbon development, digital transformation, intelligent development and value creation to comprehensively improve quality and profitability and making substantial progress to enhance the capabilities of growth and value creation.

In respect of exploration and production, the Group will optimize the deployment of exploration and production, further consolidate the resource foundation. The Group will continue to increase risk exploration, focusing on such target areas as ancient carbonate rocks, deep and ultra-deep reservoir, unconventional and greenfield target areas, stressing in-depth preliminary survey, striving to make technical breakthrough leading to discovery and breakthrough of strategic significance. Taking spacious basins and pits loaded with oil and gas as the major targets, strengthening concentrated exploration, refining exploration and efficient evaluation, the Group will try hard to locate recoverable reserves qualified for economies of scale. The Group will level up trials in oil and gas exploration with a view to profitable development, lowering productivity decreasing rate and raising extraction ratio, maintaining the overall stability of crude oil production and the rapid growth of natural gas.

In respect of refining and chemicals, the Group will focus on the high quality development by pushing ahead business restructuring and technical innovation to effect a conversion and upgrading of refining activities. Focusing on the orientation of market demand, resources will be allocated on priority to more profitable companies and best processing routes. We will also enhance benchmark management and cost control, improving on end the technical and economic indicators. According to the technical characteristics of each equipment, we will optimize the crude oil resource pool and reduce the cost of raw materials, enhance the competitiveness of our chemical business and vigorously develop high-end and special and precise chemical products with key projects being pushed ahead in a well-ordered manner.

In respect of marketing, the Group will strengthen the marketing capability building, coordinate the deployment of resources, so as to ensure adequate supply for production upstream and achieve the value of crude oil industrial chain. With a view of customer-centric and market-oriented, efforts will be focused on market expansion, increase sales volume of retail and profitability enhancement, as well as scientifically organizing well-informed management and innovative marketing strategies and methods, pushing ahead integration of multiple modes of business operation on and offline, improving performance appraisal and incentive scheme in order to enhance sales and profitability. We will also level up development of high-quality marketing networks in strategic areas, exploring steadily on the construction and operation of comprehensive supply stations providing oil, gas, power and hydrogen at once, enhancing marketing through convenience stores and exploring innovative non-oil based business models and operation mechanisms.

In respect of natural gas and pipeline, the Group will coordinate resources domestic and abroad, improve the multiple gas supply system, enhance management on the demand-side and set up a resource allocation mechanism matching demand in the market. We will promote interacting and interconnecting projects and make LNG terminals and gas tanks operating in an ever more efficient manner, striving hard to make up for deficiency of gas storage peak shaving as soon as possible and, ensure stable supply to the market and smooth running of our business chains. We will endeavour to develop city gas market by integration into the provincial pipeline network, strive to develop urban gas market. Active change will be made to the marketing method and carry out the “labelling” sales strategy, increasing deployment of resources in high-profitability market, quickening the pace of marketization of gas price and promote value-added services to effect growing sales and profitability. Construction of such major pipelines for the purpose of increasing interconnection as the middle part of China-Russia East-route Natural Gas Pipeline and middle part of Third West-East Gas Pipeline will be speeded up and pipeline security management will be upgraded continuously to ensure safe operation.

In respect of international operations, the Group will focus on enhancing profitability, continuously optimizing the overseas strategic deployment and asset structure, engaging international petroleum companies in strategic cooperation and taking further steps in development of new projects. We will strengthen the onshore exploration, implementing progressive exploration of high efficiency and promoting deep-water exploration to maximize economically recoverable reservoir. Existing projects will be operated with high quality. We will keep a close watch on change in various risks and take effective actions to ensure safe and smooth operation of overseas projects, , enhancing the level and capability of international business.

3.2 Other Financial Data

(1) Financial Data Prepared under CAS

	As at December 31, 2019	As at December 31, 2018	Percentage of Change
	RMB million	RMB million	%
Total assets	2,733,190	2,441,169	12.0
Current assets	466,913	438,241	6.5
Non-current assets	2,266,277	2,002,928	13.1
Total liabilities	1,288,612	1,031,993	24.9
Current liabilities	661,419	596,430	10.9
Non-current liabilities	627,193	435,563	44.0
Equity attributable to equity holders of the Company	1,230,428	1,214,067	1.3
Total equity	1,444,578	1,409,176	2.5

For reasons for changes, please read Section (3) in 3.1.3

(2) Principal operations by segment and by product under CAS

	Income from principal operations for the year 2019	Cost of principal operations for the year 2019	Margin*	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	Percentage points
Exploration and Production	654,225	465,969	24.0	2.5	4.5	(0.5)
Refining and Chemicals	895,160	656,179	5.9	(1.0)	2.1	(4.1)
Marketing	2,141,910	2,083,646	2.6	8.2	8.3	(0.1)
Natural Gas and Pipeline	384,438	353,235	8.0	7.7	7.3	0.4
Head Office and Other	479	282	—	161.7	56.7	—
Inter-segment elimination	(1,617,612)	(1,617,582)	—	—	—	—
Total	2,458,600	1,941,729	12.0	6.0	8.8	(2.1)

*	Margin = Profit from principal operations / Income from principal operations

(3) Principal subsidiaries and associates of the Group under CAS

	Registered capital	Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets /(liabilities)	Net profit/ (loss)
Name of company	RMB million	%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited	47,500	100.00	373,884	139,664	234,220	4,148
CNPC Exploration and Development Company Limited	16,100	50.00	207,396	44,237	163,159	14,126
PetroChina Hong Kong Limited	HK$7,592 million	100.00	145,416	61,681	83,735	9,442
PetroChina International Investment Company Limited	31,314	100.00	95,370	148,863	(53,493)	(10,918)
PetroChina International Co., Ltd.	18,096	100.00	214,223	147,705	66,518	4,963
PetroChina Pipelines Co., Ltd.	80,000	72.26	232,929	17,247	215,682	18,911
PetroIneos Refining Limited	US$1,000	49.90	15,821	9,300	6,521	(326)
China Petroleum Finance Co., Ltd.	8,331	32.00	490,453	420,286	70,167	7,810
CNPC Captive Insurance Co., Ltd.	5,000	49.00	13,441	6,984	6,457	349
China Marine Bunker (PetroChina) Co., Ltd.	1,000	50.00	10,416	7,501	2,915	142
Mangistau Investment B.V.	EUR18,000	50.00	13,191	3,629	9,562	2,818
Trans-Asia Pipeline Co., Ltd.	5,000	50.00	45,938	2,800	43,138	4,070

3.3 Distribution Plan for the Final Dividend for 2019

In return for the shareholders, the Board recommends a final cash dividend of RMB0.06601 yuan (inclusive of applicable tax) per share for 2019 to all shareholders. The cash dividend consists of a dividend of RMB0.04243 yuan per share (based on 45% of the net profit attributable to owners of the Company for the second half of 2019 under IFRS) together with an additional final special dividend of RMB0.02358 yuan per share. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2019 annual general meeting to be held on June 11, 2020. The final dividend of H shares will be paid to all shareholders of H shares whose names appear on the register of members of the Company at the close of trading on June 29, 2020. The register of members of H shares will be closed from June 24, 2020 to June 29, 2020 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited at or before 4:30 p.m. on June 23, 2020. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of June 29, 2020 are eligible for the final dividend. The final dividend of A shares and H shares for 2019 will be paid on or about June 30, 2020 and July 31, 2020, respectively.

In accordance with the relevant provisions of the Articles of Association and relevant laws and regulations, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and the Shenzhen Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollar. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on June 11, 2020. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link (《港股通H股股票現金紅利派發協議》) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof.

According to the Law on Corporate Income Tax of the People’s Republic of China (《中華人民共和國企業所得稅法》) and the relevant implementing rules which came into effect on January 1, 2008, amended on February 24, 2017 and December 29, 2018, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information registered on the Company’s H share register of members on June 29, 2020.

According to the Notice on Issues Concerning the Collection and Management of Individual Income Tax after the Abolition of Guo Shui Fa [1993] No. 045 (《關于國稅發[1993]045號文件廢止後有關個人所得稅征管問題的通知》promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348) (國家稅務總局國稅函[2011]348號), the Company is required to withhold and pay the individual income tax for its individual H shareholders and the individual H shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual H shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the circular of State Administration of Taxation on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties (SAT Circular [2019] No.35) (《關於發布<非居民納稅人享受協定待遇管理辦法>的公告》(國家稅務總局公告2019年第35號)). For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 29, 2020 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m. June 23, 2020 (address: Hong Kong Registrars Limited, Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on June 29, 2020.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅〔2014〕81號）) which became effective on November 17, 2014, and the Notice of the Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127) (《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅[2016]127號）), which became effective on December 5, 2016, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of the Hong Kong investors and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

4 Significant Events

4.1 Acquisition, Asset Disposal and Asset Restructuring

On September 27, 2018, the Company signed an “Equity Transfer Agreement” with Total S.A. to acquire the 22.407% equity held by Total S.A.in Dalian West Pacific. On December 6, 2018, the Company signed an “Equity Transaction Contract” with Sinochem Group Co., Ltd. (“Sinochem Group”) and Sinochem International Oil (Hong Kong) Co., Ltd. (“Sinochem Hong Kong”), to acquire 8.424% and 25.208% equity of Dalian West Pacific, respectively. After the completion of the aforementioned equity acquisition, the Company holds 84.475% equity of Dalian West Pacific in total. The industrial and commercial registration in change of the above-mentioned acquisition was completed on May 17, 2019.

The event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable development of the Group’s refining and chemical business and the continuous improvement of the operating results of the Group.

4.2 the Value-Added Tax Reform

On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly issued the “Notice on Deepening the Policies Related to Value-Added Tax Reform” (Notice No. 39 of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, 2019) (《關於深化增值稅改革有關政策的公告》(財政部 稅務總局 海關總署公告2019年第39號 )), which stipulates since April 1, 2019, the tax rate for the occurrence of a taxable sale or imported goods by a VAT general taxpayer (“taxpayer”) shall be adjusted from the original tax rate of 16% to 13%, or from the original tax rate 10% to 9%. The input tax amount of the taxpayer’s acquisition of real estate or real estate construction projects is no longer deducted within two years and the amount of input tax to be deducted that has not been deducted according to the above provisions may be deducted from the output amount of the taxation period from April 2019. In case of any taxpayer purchasing domestic passenger transport services, the input tax amount is allowed to be deducted from the output tax. From April 1, 2019 to December 31, 2021, taxpayers of production and living service industries are allowed to add 10% of the current deductible input tax when deducting the tax payable. Since April 1, 2019, the trial of the VAT refund in relation to retaining and deduction at the end of period system has begun.

This event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the Group’s production and operation and the continuous improvement of the operating results of the Group.

4.3 Adjusting the unconventional natural gas subsidy policy

On June 11, 2019, the Ministry of Finance issued the “Supplementary Notice on the Interim Measures for the Administration of Special Funds for Renewable Energy Development” (Cai Jian [2019] No. 298) (《關於〈可再生能源發展專項資金管理暫行辦法〉的補充通知》(財建[2019]298號)), clarifying that the implementation period of special funds for renewable energy development is from 2019 to 2023, to support the development and utilization of unconventional natural gas such as coalbed methane (mine gas), shale gas and tight gas. Since 2019, subsidies for unconventional natural gas are no longer subsidized according to the quota standard. In accordance with the principle of “more production and more subsidy”, subsidy will be awarded multi-step according to the excess degree for the exploitation and utilization of the previous year. Correspondingly, if the mining and utilization amount has not reached the amount of the previous year, the subsidy will be deducted according to the actual conditions. The distribution coefficient of awards and deductions varies from 1.25 to 2 depending on the amount of excess or noncompliance. At the same time, for the unconventional natural gas incremental part produced during the heating season (from January to February and from November to December every year), the excess coefficient (distribution coefficient is 1.5) is converted, reflecting the “more production in winter and more subsidy in winter”.

This event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the exploration and production business of the Group and the continuous improvement of the operating results of the Group.

4.4 Promotion of fair and open oil and gas pipeline network facilities

On May 24, 2019, NDRC, the National Energy Administration, the Ministry of Housing and Urban-Rural Development, and the State Administration of Market Supervision jointly issued the “Notice on Printing and Distributing the Supervision Measures for Fair and Open Oil and Gas Pipeline Facilities” (Fa Gai Neng Yuan Gui [2019] No. 916) (《關於印發〈油氣管網設施公平開放監管辦法〉的通知》(發改能源規[2019]916號)), which stipulates that since May 24, 2019, oil and gas pipeline network facilities operating enterprises shall provide oil and gas transportation, storage, gasification, loading and unloading, transshipment and other services to users who meet the open conditions without discrimination, shall not delay or refuse to sign a service contract with a user who meets the open conditions with no reasonable cause, and shall not raise unreasonable requirements.

China Oil & Gas Pipeline Network Corporation (“PipeChina”) was established on December 9, 2019. The Company may inject the Group’s certain pipeline assets into PipeChina (the “Possible Asset Injection”). The Company is under discussion with PipeChina regarding the Possible Asset Injection but no final agreement has been reached. The Possible Asset Injection, if proceeded, will be conducted in compliance with the applicable legal and regulatory requirements, and the Company will continue to adhere to the principles of fairness, equality and marketization in order to serve the interests of the shareholders of the Company as a whole. The Company will make further announcement as and when appropriate in compliance with applicable legal and regulatory requirements, including rules of SSE and Listing Rules, subject to the updates of discussion on Possible Asset Injection.

This event did not affect the continuity of the business and the stability of the management of the Group, though it may leave some impact on the development of the natural gas and pipeline business and the operating results of the Group.

4.5 Further Opening of the Oil and Natural Gas Market

On June 30, 2019, NDRC and the Ministry of Commerce issued “Special Management Measures for Foreign Investment Access (Negative List) (2019 Edition)” ([2019] Order No. 25 of NDRC and Ministry of Commerce) 《外商投資准入特別管理措施(負面清單) (2019年版 )》(發展改革委 商務部令2019年第25號)), which stipulates that since July 30, 2019, the cancellation of the restriction that oil and natural gas exploration and development is limited to joint ventures and cooperation.

On December 22, 2019, CPC Central Committee and the State Council issued Opinion on Improving the Environment for Reform and Development of Private Enterprises (《關於營造更好發展環境支持民營企業改革發展的意見》) with a view to further liberalizing market entry by private businesses. Competitive business will be further liberalized, and market competition scheme further be introduced in such key segments and areas as power, telecommunication, railway, oil and natural gas. Private enterprises will get further support to enter oil and gas exploration and development, refining and sales, as well as construction of such infrastructure as crude oil, natural gas and refined oil storage, transportation and transmission facilities. Qualified enterprises will be encouraged to participate in import of crude oil and export of refined oil.

This event did not affect the continuity of the business and the stability of management of the Group. It may have certain impact on the business development of the Group and its operating results.

4.6 Post-Balance Sheet Matters

(1) The impact of COVID-19. January 2020 witnessed an outbreak of COVID-19, and China is set to take its toll on the Chinese economy. The Group was also significantly affected by the COVID-19, such that there has been a drastic downfall in the demand for refined oil in the market, along with a slowdown in the growth of market appetite for natural gas, while the prices of crude and refined oil and natural gas have been significantly decreased, and the operation and management of oil and gas industrial chain became more complicated and difficult. The Group actively set up an anti-COVID-19 steering team to arrange in time for various steps to be taken in response, safeguarding the health of its employees in addition to safe and well-ordered production and operation, broadening sources of income and reducing expenditure as well as cutting costs and enhancing profitability, controlling the capital expenditures and costs, optimizing debt settlement structure, actively promoting price promotion, and accelerating the development of domestic natural gas business, thus trying to minimize the loss arising therefrom and ensure sustainable business development in the long run.

(2) Short-term adjustment of natural gas price. On February 22, 2020, NDRC issued the Notice on Interim Reduction of Gas Cost for Non-resident Use to Support Resumption of Work and Production (Fa Gai Jia Ge [2020] No. 257) (《關於階段性降低非居民用氣成本支持企業復工複產的通知》（發改價格〔2020〕257號）) (the “Notice”) pursuant to which, to act on the government’s guideline in respect of proper coordination of anti-COVID-19 efforts as well as economic and social development, the cost of non-resident use of gas will be lowered in the short term. Starting from the date thereof to June 30, 2020, off-season price policies shall be implemented in advance for the city gate prices of natural gas for non-resident use, greater price discounts shall be provided to industries, such as chemical fertilizers, which are deeply affected by the COVID-19, and the end-user prices of natural gas should reduce timely. The sales revenue and profits of natural gas sales of our Group will be affected to a certain extent, however, we will go on optimizing our production and operation and pushing ahead sustainable and high-quality business development.

(3) The price of international crude oil fell sharply. Since the beginning of March 2020, due to the failure to reach an agreement to reduce production by Petroleum Production Reduction Alliance, coupled with the unfavorable outlook of the world economy affected by the COVID-19, international crude oil prices have fallen sharply. On March 9, 2020, the futures prices of North Sea Brent crude oil and WTI crude oil fell by 24.1% and 24.6%, respectively in a single day. The decline in international crude oil prices has adversely affected the Group’s sales revenue and profits, the Group actively takes measures to deal with the risks of crude oil price fluctuations, and strives to maintain stable and healthy development of production and operations.

5 Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Annual Report

✓ Applicable    ☐ Not applicable

5.1.1    Major impact of changes in PRC accounting policies

(a)	New lease standards

New leases standard has revised CAS No.21 – Leases issued by the MOF in 2006 (“previous leases standard”). The Group has applied new leases standard since January 1, 2019 and has adjusted the related accounting policies.

New leases standard refines the definition of a lease. The Group assesses whether a contract is or contains a lease in accordance with the definition in new leases standard. For contracts existed before the date of initial application, the Group has elected not to reassess

•	The Group as a lessee

Under previous leases standard, the Group classifies leases as operating or finance leases based on its assessment of whether the lease transfers significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group.

Under new leases standard, the Group no longer distinguishes between operating leases and finance leases. The Group recognises right-of-use assets and lease liabilities for all leases (except for short-term leases and leases of low-value assets which are accounted for using practical expedient).

For a contract that contains lease and non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

The Group has elected to recognise the cumulative effect of adopting new leases standard as an adjustment to the opening balances of retained earnings and other related items in the financial statement in the initial year of application. Comparative information has not been restated.

For the operating leases existing before the date of initial application of the New Lease Standard, the lease liability is measured at the present value of the remaining lease payments at the date of initial application of the New Lease Standard, discounted at the Group’s incremental borrowing rate at the date of initial application of the New Lease Standard, and the right-of-use asset is measured at an amount equal to the lease liability, adjusted by the amount of any prepaid lease payments.

The Group uses the following practical expedients to account for leases classified as operating leases before the date of initial application:

–	Accounted for the leases for which the lease term ends within 12 months of the date of initial application as short-term leases;
–	Applied a single discount rate to leases with similar characteristics when measuring lease liabilities;
–	Excluded initial direct costs from measuring the right-of-use assets;
–	Determined the lease term according to the actual implementation or other updates of options before the date of initial application if the contract contains options to extend or terminate the lease;
–

Adjusted the right-of-use assets by the amount of onerous contract provision applying CAS No.13 – Contingencies immediately before the date of initial application, as an alternative to an impairment review;

–	Accounted for lease modifications before the initial year of application according to the final arrangement of the change under new leases standard without retrospective adjustments.

For leases classified as finance leases before the date of initial application, the right-of-use asset and the lease liability are measured at the original carrying amount of the assets under finance lease and obligations under finance leases at the date of initial application.

•	The Group as a lessor

The Group is not required to make any adjustments to the opening balances of retained earnings and other related items in the financial statements in the initial year of application and surplus for leases for which it acts as a lessor. The Group has applied new leases standard since the date of initial application.

The Group applies the requirements of transaction price allocation under the new revenue standard to allocate consideration in the contract to each lease and non-lease component under new leases standard.

•	Effect of the application of new leases standard since January 1, 2019 on financial statements

When measuring lease liabilities, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied by the Group is 4.275%.

The Group
RMB million
The total future minimum lease payments of significant operating leases disclosed in the consolidated financial statements as at December 31, 2018	227,935
Present value discounted using the Group’s incremental borrowing rate at January 1, 2019	166,955
Lease liabilities under new leases standard at January 1, 2019	163,196

Difference between the present value and lease liabilities above note	3,759

Note: The difference principally represents the lease payments that will be matured within 12 months after January 1, 2019 or low-value.

The impact of adoption new leases standard on the consolidated and company balance sheets are summarised as follows:

	The Group
	Before adjustmentnote	Amount of adjustment	Adjusted amount
	RMB million	RMB million	RMB million
Prepayments	17,554	(529)	17,025
Other current assets	54,376	(374)	54,002
Fixed assets	689,306	(527)	688,779
Right-of-use assets	—	181,782	181,782
Long-term deferred expenses	28,529	(17,514)	11,015

Total assets		162,838

Lease liabilities (include lease liabilities due within one year)	—	163,196	163,196
Other non-current liabilities	16,339	(358)	15,981

Total liabilities		162,838

Note: The Acquisition of Dalian West Pacific was completed in May 2019, and the comparative financial information is adjusted as combination of entities under common control.

(b) Presentation of financial statements

The Group has prepared financial statements of 2019 in accordance with CaiKuai [2019] No.6. and CaiKuai [2019] No.16. The Group has applied the new presentation requirements retrospectively.

(c) CAS 7 (2019)

CAS 7 (2019) further clarifies the scope of the standard, specifies the timing for recognition of assets received and derecognition of assets given up, and the accounting treatment for cases in which the timing of recognition and derecognition are inconsistent. The standard modifies the principle of measurement for multiple assets received or given up simultaneously in exchanges of non-monetary assets measured at fair value. It also requires the disclosure of whether exchanges of non-monetary assets have commercial substance and the reasons why they do or do not have commercial substance.

The effective date of CAS 7 (2019) is June 10, 2019. Exchanges of non-monetary assets that occurred between January 1, 2019 and the effective date shall be adjusted according to CAS 7 (2019). Retrospective adjustment is not required for exchanges of non-monetary assets prior to January 1, 2019. The adoption of CAS 7 (2019) has no material effect on the financial position and financial performance of the Group.

(d) CAS 12 (2019)

CAS 12 (2019) modifies the definition of debt restructuring to specify the scope of this standard, as well as the application of relevant financial instruments standards with respect to the recognition, measurement and presentation of financial instruments involved in debt restructuring. For debt restructuring in which a debt is settled by the transfer of assets, CAS 12 (2019) modifies the principle of measurement for initial recognition of non-financial assets received by the creditor, and gains or losses of the debtor from debt restructuring are recognised without distinguishing whether they are gains or losses from asset transfer or debt restructuring. For debt restructuring in which a debt is settled by the issuance of equity instruments to the creditor, CAS 12 (2019) revises the principle of measurement for initial recognition of its share of equity by the creditor, and provides more guidance on the principle of measurement for initial recognition of equity instruments by the debtor.

The effective date of CAS 12 (2019) is June 17, 2019. Debt restructuring that occurred between January 1, 2019 and the effective date shall be adjusted according to CAS 12 (2019). Retrospective adjustment is not required for debt restructuring prior to January 1, 2019. The adoption of CAS 12 (2019) has no material effect on the financial position and financial performance of the Group.

Details of changes in accounting policies and its impacts mentioned above, please see Note “4 (31) Changes in accounting policies” of financial statements prepared in accordance with CAS in the 2019 Annual Report of PetroChina Company Limited.

5.1.2 Major impact of changes in IFRS accounting policies

The Group initially applied IFRS 16 from January 1, 2019. A number of other new standards are also effective from January 1, 2019 but they do not have a material effect on the Group’s financial statements.

The Group applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognised in retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2018 is not restated. The details of the changes in accounting policies are disclosed below. Additionally, the disclosure requirements in IFRS 16 have not generally been applied to comparative information.

(a) Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4. The Group now assesses whether a contract is or contains a lease based on the definition of a lease.

On transition to IFRS 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Group applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease under IFRS 16. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.

(b) As a lessee

As a lessee, the Group leases many assets including land, building and equipment. The Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under IFRS 16, the Group recognises right-of-use assets and lease liabilities for most of these leases.

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone price.

Previously, the Group classified property leases as operating leases under IAS 17. On transition, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments: the Group applied this approach to all other leases.

The Group used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

–	did not recognise right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;
–	applied a single discount rate to leases with similar characteristics when measuring lease liabilities;
–	excluded initial direct costs from the measurement of the right-of-use asset;
–	used hindsight to determine the lease term when the contract contains option to renew or terminate the lease;
–	relied on the previous assessment for onerous contract provisions as at December 31, 2018 as an alternative to performing an impairment review; and
–

no retrospective adjustment shall be made to the lease changes generated before the beginning of the year when the IFRS 16 is initially applied, and accounting treatment shall be carried out based on the IFRS 16 according to the final arrangement of the lease changes.

(c) Impact on transition

When measuring lease liabilities, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied by the Group is 4.275%.

The Group
RMB million
The total future minimum lease payments of significant operating leases disclosed in the consolidated financial statements as at December 31, 2018	227,935
Present value discounted using the Group’s incremental borrowing rate at January 1, 2019	166,955
Lease liabilities under new leases standard at January 1, 2019	163,196

Difference between the present value and lease liabilities above note	3,759

Note: The difference principally represents the lease payments that will be matured within 12 months after January 1, 2019 or low-value.

The impact of adoption new leases standard on the consolidated statement of financial position are summarized as follows:

	The Group
	Before adjustmentnote	Amount of adjustment	Adjusted amount
	RMB million	RMB million	RMB million
Property, plant and equipment	1,709,388	(527)	1,708,861
Right-of-use assets	—	240,642	240,642
Advance operating lease payments	78,240	(76,374)	1,866
Prepayments and other current assets	89,345	(903)	88,442

Total assets		162,838

Lease liabilities (include liabilities due within one year)	—	163,196	163,196
Other long-term obligations	16,339	(358)	15,981

Total liabilities		162,838

Note: The Acquisition of Dalian West Pacific was completed in May 2019, and the Company has adjusted the consolidated financial statements as combination of entities under common control.

Details of changes in accounting policies and its impacts mentioned above, please see Note “3(aa) New accounting standards developments” of financial statements prepared in accordance with IFRS in the 2019 Annual Report of PetroChina Company Limited.

5.2 Nature, Corrected Amount, Reason and Impact of Material Accounting Error

☐ Applicable    ✓ Not applicable

5.3 Changes in the Scope of Consolidation as Compared with those for Last Annual Report

✓ Applicable    ☐ Not applicable

On September 27, 2018, the Company signed an “Equity Transfer Agreement” with Total S.A. to acquire the 22.407% equity held by Total S.A.in Dalian West Pacific. On December 6, 2018, the Company signed an “Equity Transaction Contract” with Sinochem Group and Sinochem Hong Kong, to acquire 8.424% and 25.208% equity of Dalian West Pacific, respectively. After the completion of the aforementioned equity acquisition on May 31, 2019, the Company holds 84.475% equity of Dalian West Pacific in total.

5.4 Statement of the Board of Directors and the Supervisory Committee on Issuance of a “Non-Standard Auditing Report” by the Auditor

☐ Applicable    ✓ Not applicable

5.5 The Balance Sheets, Income Statements, with Comparatives

5.5.1 Financial statements prepared in accordance with IFRS

(1) Consolidated Statement of Comprehensive Income

			2019	2018 Note
	Notes		RMB million	RMB million
REVENUE	(i	)	2,516,810	2,374,934

OPERATING EXPENSES
Purchases, services and other			(1,697,834)	(1,553,784)
Employee compensation costs			(154,318)	(144,391)
Exploration expenses, including exploratory dry holes			(20,775)	(18,726)
Depreciation, depletion and amortisation			(225,262)	(232,276)
Selling, general and administrative expenses			(68,596)	(74,477)
Taxes other than income taxes			(228,436)	(220,677)
Other income/(expenses) net			173	(7,661)

TOTAL OPERATING EXPENSES			(2,395,048)	(2,251,992)

PROFIT FROM OPERATIONS			121,762	122,942

FINANCE COSTS
Exchange gain			10,017	12,701
Exchange loss			(10,016)	(11,581)
Interest income			3,631	3,779
Interest expense			(30,409)	(22,718)

TOTAL NET FINANCE COSTS			(26,777)	(17,819)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES			8,229	11,647

PROFIT BEFORE INCOME TAX EXPENSE	(ii	)	103,214	116,770
INCOME TAX EXPENSE	(iii	)	(36,199)	(42,790)

PROFIT FOR THE YEAR			67,015	73,980

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss:
Fair value changes in equity investment measured at fair value through other comprehensive income			156	(201)
Items that are or may be reclassified subsequently to profit or loss:
Currency translation differences			8,357	(2,667)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method			417	220

OTHER COMPREHENSIVE (LOSS)/INCOME, NET OF TAX			8,930	(2,648)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR			75,945	71,332

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company			45,682	53,036
Non-controlling interests			21,333	20,944

			67,015	73,980

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company			50,323	48,072
Non-controlling interests			25,622	23,260

			75,945	71,332

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv	)	0.25	0.29

Note: The comparative amounts in the financial statements are presented as if Dalian West Pacific had been consolidated from the beginning of the earliest financial year presented. Furthermore, the Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, the comparative information is not restated in this respect.

(2) Consolidated Statement of Financial Position

			2019	2018 Note
	Notes		RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment			1,783,224	1,709,388
Investments in associates and joint ventures			102,073	89,362
Equity investments measured at fair value through other comprehensive income			922	738
Advance operating lease payments			—	78,240
Right-of-use assets			254,736	—
Intangible and other non-current assets			100,663	98,309
Deferred tax assets			24,259	23,498
Time deposits with maturities over one year			120	3,101

TOTAL NON-CURRENT ASSETS			2,265,997	2,002,636

CURRENT ASSETS
Inventories			181,921	177,577
Accounts receivable	(vi	)	64,184	59,522
Prepayments and other current assets			103,127	89,345
Notes receivable			7,016	16,308
Time deposits with maturities over three months but within one year			24,256	9,535
Cash and cash equivalents			86,409	85,954

TOTAL CURRENT ASSETS			466,913	438,241

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii	)	328,314	299,848
Contract liabilities			82,490	68,144
Income taxes payable			7,564	5,728
Other taxes payable			59,818	77,560
Short-term borrowings			175,840	145,150
Lease liabilities			7,393	—

TOTAL CURRENT LIABILITIES			661,419	596,430

NET CURRENT LIABILITIES			(194,506)	(158,189)

TOTAL ASSETS LESS CURRENT LIABILITIES			2,071,491	1,844,447

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital			183,021	183,021
Retained earnings			743,124	731,163
Reserves			304,011	299,599

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY			1,230,156	1,213,783
NON-CONTROLLING INTERESTS			214,149	195,108

TOTAL EQUITY			1,444,305	1,408,891

NON-CURRENT LIABILITIES
Long-term borrowings			290,882	269,422
Asset retirement obligations			137,935	132,780
Lease liabilities			164,143	—
Deferred tax liabilities			21,411	17,015
Other long-term obligations			12,815	16,339

TOTAL NON-CURRENT LIABILITIES			627,186	435,556

TOTAL EQUITY AND NON-CURRENT LIABILITIES			2,071,491	1,844,447

Note: The comparative amounts in the financial statements are presented as if Dalian West Pacific had been consolidated from the beginning of the earliest financial year presented. Furthermore, the Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, the comparative information is not restated in this respect.

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Revenue

Revenue represents revenues from the sale of crude oil, natural gas, refined products and chemical products and from the transmission of crude oil, refined products and natural gas.

(ii) Profit Before Income Tax Expense

	2019	2018
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from equity investments measured at fair value through other comprehensive income	22	52
Reversal of provision for impairment of receivables	1,630	1,370
Reversal of write down in inventories	201	77
Government grants (a)	12,281	11,775
Gain on disposal of investment in subsidiaries	49	45

Charged
Amortisation of intangible and other assets	4,992	4,897
Depreciation and Impairment losses:
Owned property, plant and equipment	205,297	222,195
Right-of-use assets (b)	14,973	—
Auditors’ remuneration (c)	53	53
Cost of inventories recognised as expense	1,981,628	1,820,838
Provision for impairment of receivables	263	1,385
Loss on disposal of property, plant and equipment	9,809	16,761
Total minimum lease payments for leases previously classified as operating lease under IAS 17 (b)	—	20,196
Variable lease payments, low-value and short-term lease payment not included in the measurement of lease liabilities	3,514	—
Research and development expenses	15,666	14,093
Write down in inventories	1,461	4,307

Note (a):

Comprises proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government and value-added tax refund upon levy for pipeline transportation service over which portion of value-added tax actual tax burden exceeds 3%. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas and liquefied natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices.

(b):

The Group has initially applied IFRS 16 under the modified retrospective approach and adjusted the opening balances at January 1, 2019 to recognise right-of-use assets relating to leases which were previously classified as operating leases under IAS 17. The depreciated carrying amount of the finance lease assets which were previously included in property, plant and equipment is also identified as a right-of-use asset. After initial recognition of right-of-use assets at January 1, 2019, the Group as a lessee is required to recognise the depreciation of right-of-use assets, instead of the previous policy of recognising rental expenses incurred under operating leases on a straight-line basis over the lease term. Under this approach, the comparative information is not restated.

(c):

The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB60 million (2018: RMB52 million) paid by subsidiaries to the Company’s current auditor and its network firms which primarily relates to audit, tax compliance and other advisory services.

(iii) Income Tax Expense

	2019	2018
	RMB million	RMB million
Current taxes	32,714	34,983
Deferred taxes	3,485	7,807

	36,199	42,790

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2019	2018
	RMB million	RMB million
Profit before income tax expense	103,214	116,770

Tax calculated at a tax rate of 25%	25,804	29,193
Tax return true-up	691	554
Effect of income taxes from international operations different from taxes at the PRC statutory tax rate	6,112	4,414
Effect of preferential tax rate	(5,529)	(3,855)
Tax effect of income not subject to tax	(3,767)	(3,278)
Tax effect of expenses not deductible for tax purposes	4,479	8,278
Tax effect of temporary differences and losses in unrecognized deferred taxation	8,409	7,484

Income tax expense	36,199	42,790

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the year ended December 31, 2019 and 2018 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

(v) Dividends

	2019	2018
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2019 (a)	14,212	—
Proposed final dividends attributable to owners of the Company for 2019 (b)	12,081	—
Interim dividends attributable to owners of the Company for 2018 (c)	—	16,252
Final dividends attributable to owners of the Company for 2018 (d)	—	16,472

	26,293	32,724

(a)

Interim dividends attributable to owners of the Company in respect of 2019 of RMB0.07765 yuan per share amounting to a total of RMB14,212 million. The dividends were paid on September 24, 2019(A shares) and November 1, 2019 (H shares).

(b)

At the 3rd meeting of the Board in 2020, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2019 of RMB0.06601 yuan per share amounting to a total of RMB12,081 million. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings for the year ended December 31, 2019 when approved at the forthcoming Annual General Meeting.

(c)

Interim dividends attributable to owners of the Company in respect of 2018 of RMB0.08880 yuan per share amounting to a total of RMB16,252 million. The dividends were paid on September 21, 2018 (A shares) and November 1, 2018 (H shares).

(d)

Final dividends attributable to owners of the Company in respect of 2018 of RMB0.09 yuan per share amounting to a total of RMB16,472 million and were paid on June 28, 2019 (A shares) and August 2, 2019 (H shares).

(vi) Accounts Receivable

	December 31, 2019	December 31, 2018
	RMB million	RMB million
Accounts receivable	66,615	63,575
Less: Provision for impairment of receivables	(2,431)	(4,053)

	64,184	59,522

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier) at December 31, 2019 and 2018 is as follows:

	December 31, 2019	December 31, 2018
	RMB million	RMB million
Within 1 year	63,392	58,392
Between 1 and 2 years	419	837
Between 2 and 3 years	267	108
Over 3 years	106	185

	64,184	59,522

(vii) Accounts Payable and Accrued Liabilities

	December 31, 2019	December 31, 2018
	RMB million	RMB million
Trade payables	148,335	123,069
Salaries and welfare payable	10,169	10,189
Dividends payable by subsidiaries to non-controlling shareholders	389	355
Interest payable	4,719	2,978
Construction fee and equipment cost payables	111,767	123,602
Other	52,935	39,655

	328,314	299,848

Other consists primarily of notes payables, insurance payable, etc.

The aging analysis of trade payables at December 31, 2019 and 2018 is as follows:

	December 31, 2019	December 31, 2018
	RMB million	RMB million
Within 1 year	136,670	113,370
Between 1 and 2 years	5,472	5,049
Between 2 and 3 years	3,180	2,386
Over 3 years	3,013	2,264

	148,335	123,069

(viii)	Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. The segment information for the operating segments for the year ended December 31, 2019 and 2018 is as follows:

Year Ended December 31,2019	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	676,320	902,679	2,165,391	391,023	3,700	4,139,113
Less: intersegment sales	(552,672)	(712,178)	(315,157)	(40,652)	(1,644)	(1,622,303)

Revenue from external customers	123,648	190,501	1,850,234	350,371	2,056	2,516,810

Depreciation, depletion and amortisation	(158,874)	(24,995)	(17,131)	(22,375)	(1,887)	(225,262)
Profit/(loss) from operations	96,097	13,764	(565)	26,108	(13,642)	121,762

Year Ended December 31, 2018	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	658,712	911,224	2,003,105	362,626	2,376	3,938,043
Less: intersegment sales	(539,295)	(706,559)	(280,750)	(35,899)	(606)	(1,563,109)

Revenue from external customers	119,417	204,665	1,722,355	326,727	1,770	2,374,934

Depreciation, depletion and amortisation	(169,622)	(25,318)	(13,511)	(21,985)	(1,840)	(232,276)
Profit/(loss) from operations	73,519	44,701	(6,450)	25,515	(14,343)	122,942

5.5.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

Unit: RMB million

	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
ASSETS	The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	110,665	95,489	6,636	15,309
Accounts receivable	64,184	59,522	10,072	10,174
Receivables financing	7,016	16,308	2,538	8,160
Advances to suppliers	17,038	17,554	6,980	6,267
Other receivables	21,199	17,415	8,997	14,316
Inventories	181,921	177,577	117,757	114,952
Other current assets	64,890	54,376	47,565	46,082

Total current assets	466,913	438,241	200,545	215,260

Non-current assets
Investments in other equity instruments	930	760	437	390
Long-term equity investments	102,165	89,432	402,584	388,818
Fixed assets	703,414	689,306	347,649	337,629
Oil and gas properties	831,814	800,475	599,230	557,121
Construction in progress	247,996	219,623	158,823	151,366
Right-of-use assets	189,632	—	107,852	—
Intangible assets	84,832	77,272	64,530	58,890
Goodwill	42,808	42,273	—	—
Long-term prepaid expenses	10,258	28,529	8,198	22,761
Deferred tax assets	24,259	23,498	14,725	17,910
Other non-current assets	28,169	31,760	10,571	7,884

Total non-current assets	2,266,277	2,002,928	1,714,599	1,542,769

TOTAL ASSETS	2,733,190	2,441,169	1,915,144	1,758,029

Unit: RMB million

	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
LIABILITIES AND SHAREHOLDERS’ EQUITY	The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	70,497	69,780	66,027	61,873
Notes payable	13,153	8,127	12,046	6,428
Accounts payable	260,102	246,671	102,780	115,045
Contract liabilities	82,490	68,144	54,014	47,184
Employee compensation payable	10,169	10,189	7,931	7,906
Taxes payable	67,382	83,288	42,779	58,734
Other payables	34,699	33,922	60,291	43,862
Current portion of non-current liabilities	92,879	75,370	36,799	63,028
Other current liabilities	30,048	939	25,882	217

Total current liabilities	661,419	596,430	408,549	404,277

Non-current liabilities
Long-term borrowings	174,411	177,605	110,717	72,166
Debentures payable	116,471	91,817	113,000	85,000
Lease liabilities	164,143	—	85,449	—
Provisions	137,935	132,780	95,643	92,017
Deferred tax liabilities	21,418	17,022	—	—
Other non-current liabilities	12,815	16,339	6,511	8,489

Total non-current liabilities	627,193	435,563	411,320	257,672

Total liabilities	1,288,612	1,031,993	819,869	661,949

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	127,314	129,199	127,845	127,859
Special reserve	12,443	13,831	6,513	7,373
Other comprehensive income	(27,756)	(32,397)	979	505
Surplus reserves	197,282	194,245	186,190	183,153
Undistributed profits	738,124	726,168	590,727	594,169

Equity attributable to equity holders of the Company	1,230,428	1,214,067	1,095,275	1,096,080

Non-controlling interests	214,150	195,109	—	—

Total shareholders’ equity	1,444,578	1,409,176	1,095,275	1,096,080

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,733,190	2,441,169	1,915,144	1,758,029

(2) Consolidated and Company Income Statements

Unit: RMB million

Items	2019	2018	2019	2018
	The Group	The Group	The Company	The Company
Operating income	2,516,810	2,374,934	1,363,878	1,355,264
Less: Cost of sales	(2,002,403)	(1,839,562)	(1,053,994)	(1,020,294)
Taxes and surcharges	(226,905)	(219,291)	(174,410)	(170,009)
Selling expenses	(74,108)	(69,083)	(50,879)	(48,416)
General and administrative expenses	(61,757)	(68,148)	(38,053)	(42,502)
Research and development expenses	(15,666)	(12,826)	(11,635)	(9,904)
Finance expenses	(27,816)	(18,879)	(20,791)	(16,233)
Including: Interest expenses	30,409	22,718	20,834	16,985
Interest income	3,631	3,779	666	1,299
Add: Other income	11,267	10,855	8,392	7,745
Investment income	8,867	11,956	26,616	35,467
Including: Income from investment in associates and joint ventures	8,229	11,647	4,108	6,367
Credit losses	1,378	494	1,461	1,055
Asset impairment losses	(14,712)	(34,741)	(7,267)	(9,815)
Gain on asset disposal	565	673	589	481

Operating profit	115,520	136,382	43,907	82,839

Add: Non-operating income	4,971	3,218	4,242	2,701
Less: Non-operating expenses	(17,278)	(22,836)	(11,845)	(14,724)

Profit before taxation	103,213	116,764	36,304	70,816

Less: Taxation	(36,203)	(42,790)	(5,938)	(16,056)

Net profit	67,010	73,974	30,366	54,760

Classified by continuity of operation:
Net profit from continuous operation	67,010	73,974	30,366	54,760
Net profit from discontinued operation	—	—	—	—
Classified by ownership:
Shareholders of the Company	45,677	53,030	30,366	54,760
Non-controlling interests	21,333	20,944	—	—
Other comprehensive income, net of tax	8,930	(2,648)	474	153
Other comprehensive income (net of tax) attributable to equity holders of the Company	4,641	(4,964)	474	153
(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	96	(162)	40	(55)
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognized under equity method	417	220	434	208
Translation differences arising from translation of foreign currency financial statements	4,128	(5,022)	—	—
Other comprehensive income (net of tax) attributable to non-controlling interests	4,289	2,316	—	—

Total comprehensive income	75,940	71,326	30,840	54,913

Attributable to:
Equity holders of the Company	50,318	48,066	30,840	54,913
Non-controlling interests	25,622	23,260	—	—
Earnings per share
Basic earnings per share (RMB yuan)	0.25	0.29	0.17	0.30
Diluted earnings per share (RMB yuan)	0.25	0.29	0.17	0.30

Note: the Group’s business merger under the same control occurred in 2019. The net profit of the combined party before the merger was RMB 1 million, and the net profit of the combined party in 2018 was RMB 1,564 million.

6 Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Group, during the twelve months ended December 31, 2019.

7 Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”). After enquiries being made to all the Directors and Supervisors, each Director and Supervisor has confirmed to the Company that each of them has complied with the relevant requirements set out in the Model Code in the reporting period.

8 Compliance with the Corporate Governance Code

For the year ended December 31, 2019, save for the changes happened during and after the reporting period as set forth below, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules.

On December 9, 2019, Mr. Hou Qijun resigned as Director and President of the Company. On January 19, 2020, Mr. Wang Yilin resigned as Chairman, Director and chairman of the Nomination Committee of the Company. On March 9, 2020, Mr. Duan Liangwei was appointed as the President of the company. On March 25, 2020, Mr. Dai Houliang was elected as the Chairman of the Board and the chairman of the Nomination Committee of the Company, and Mr. Li Fanrong was elected as the Vice Chairman of the Company. Currently, the Company has complied with all the code provisions of the Corporate Governance Code.

9 Audit Committee

The Audit Committee of the Company comprises Mr. Lin Boqiang, Mr. Liu Yuezhen and Mr. Zhang Biyi. The major responsibilities of the Audit Committee are to review and monitor the Group’s financial reporting procedures and internal control systems and to provide opinions to the Board. The Audit Committee of the Company has reviewed and confirmed the annual results for the twelve months ended December 31, 2019.

The figures set out in the results announcement of the Group for the year ended December 31, 2019 have been reviewed by the Company’s auditor to be consistent with the figures set out in the Group’s audited consolidated financial statements for the year ended December 31, 2019.

By Order of the Board of Directors

PetroChina Company Limited

Dai Houliang

Chairman

Beijing, the PRC

March 26, 2020

As at the date of this announcement, the Board of Directors comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive director, Mr. Liu Yuezhen, Mr. Lv Bo and Mr. Jiao Fangzheng as non-executive directors; Mr. Duan Liangwei as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.

This announcement contains certain forward-looking statements with respect to the financial position, financial results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.